ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Routine announcements in the period from 4 January 2012 to
20 February 2012

Monday 20 February 2012

National Grid plc (National Grid)
Voting Rights and Capital update

National Grid has been notified that earlier today, 76,968 shares held in Treasury were transferred to share scheme trustees. Following this change, National Grid’s registered capital from 20 February 2012 consists of 3,700,949,542 ordinary shares, of which 135,459,675 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,565,489,867 shares with voting rights.

The figure of 3,565,489,867 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 D C Forward

Assistant Secretary
0207 004 3226

National Grid plc (National Grid)

Monday 13 February 2012

Notification of Major Interest in National Grid Ordinary Shares

National Grid received, on Friday 10 February, a notification on Form TR-1 from Capital Research and Management Company (‘CRMC’) dated 9 February, that its total interest in National Grid plc voting ordinary shares as at 8 February 2012 amounted to 10.0214% (357,303,376 shares). CRMC stated that it does not own shares of the companies it invests in for its own account and that the shares reported in the disclosure are owned by mutual funds under the discretionary investment management of CRMC.

This notice is given in fulfilment of National Grid’s obligations under the requirements of the Disclosure and Transparency Rules of the UK Financial Services Authority.

Contact: D C Forward
Assistant Secretary
0207 004 3226

Monday, 13 February 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 16,746 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 13 February 2012 consists of 3,700,949,542 ordinary shares, of which 135,536,643 are held as treasury shares; leaving a balance of 3,565,412,899 shares with voting rights.

The figure of 3,565,412,899 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

8th February 2012

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 44,001 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 7th February, at a price of 641 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	19 Ordinary Shares

Andrew Bonfield	20 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,117,105 Ordinary Shares

Andrew Bonfield	498,800 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

3 February 2012

National Grid plc (National Grid)
Notification of Directors’ Interests on Appointment

Pursuant to LR 9.6.13 (3) of the Listing Rules of the UK Financial Services Authority (the“Listing Rules”), the Company advises that Paul Golby, Non-executive Director, was a Director of E.W. Realisations plc (formerly Early’s of Witney plc) when it went into receivership in 1991. National Grid confirms that no further information is required to be disclosed pursuant to LR 9.6.13 of the Listing Rules.

Wednesday, 1 February 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 January 2012 consisted of 3,700,949,542 ordinary shares, of which 135,553,389 are held as treasury shares; leaving a balance of 3,565,396,153 shares with voting rights.

The figure of 3,565,396,153 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday, 30 January 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 8,415 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 30 January 2012 consists of 3,700,949,542 ordinary shares, of which 135,553,389 are held as treasury shares; leaving a balance of 3,565,396,153 shares with voting rights.

The figure of 3,565,396,153 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

Monday, 23 January 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 11,730 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 23 January 2012 consists of 3,700,949,542 ordinary shares, of which 135,561,804 are held as treasury shares; leaving a balance of 3,565,387,738 shares with voting rights.

The figure of 3,565,387,738 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

19th January 2012

Director’s Interests in National Grid plc (NG.) Ordinary Shares
—
Exercise of Options
National Grid Share Matching Plan
National Grid Executive Share Option Scheme

Today, the Trustee of the National Grid 1996 Employee Benefit Trust confirmed that, on 18 January 2012, Steve Holliday exercised an option granted in June 2002 under the National Grid Executive Share Option Scheme, over 77,129 shares granted at 421.36p per share. Of these shares, 13,117 are retained by him, after disposing of 64,012 shares, at a price of 625.2012p also on 18 January 2012, to meet exercise costs and statutory deductions.

In addition, Steve Holliday also exercised the matching award over 11,827 NG. ordinary shares, granted to him under the National Grid Share Matching Scheme operation in June 2002 (at £1.00 cost to exercise). 5,664 of these shares are retained by him, after disposing of 6,163 NG ordinary shares, at a price of 625.2012p yesterday, to meet statutory deductions.

The Trustee also confirmed the release from trust of a total of 8,944 ordinary shares representing 7,630 qualifying shares purchased in June 2002 on which the original matching award was made, together with 1,314 shares received from dividend reinvestment on those purchased shares whilst held in trust. There is no change in beneficial ownership on these 8,944 shares.

The above exercises were undertaken as the 10 year final option exercise dates in both cases were imminent.

Steve Holliday’s total interest following these changes is over 2,117,086 ordinary shares. Steve Holliday’s shareholding continues to exceed the share ownership guidelines.

—

Contact: R.Kerner, Assistant Secretary-Share Schemes
0207 004 3223

National Grid plc (‘NG’)
18th January 2012

Notification of Directors’ Interests
- Dividend Reinvestment

NG today received notification from the Trustee that Steve Holliday became interested in a total of 825 shares held under the National Grid Share Matching Scheme, allotted today under the terms of the National Grid plc Scrip Dividend Scheme (the ‘Scheme’) at the Scrip Dividend Reference Price of 613.80p per share.

NG received notification yesterday from the investment manager of Sir Peter Gershon’s personal pension scheme of having purchased, on 16 January, a further 99 shares at 628.398p per share. And his ISA manager has notified the purchase, today, of 68 shares at 627.423p and a further 6 shares at 626.923p.

The Directors total interests after these changes are:

Director	Total interest after event

Steve Holliday	2,187,261

Sir Peter Gershon	8,055

—
Contact: D C Forward, Assistant Secretary
0207 004 3226

Wednesday, 18 January 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 5,526,413 ordinary shares today, in relation to the operation of the Scrip Dividend Scheme for the 2011/12 interim dividend, National Grid’s registered capital from 18 January 2012 consists of 3,700,949,542 ordinary shares including treasury shares.

National Grid has been notified that earlier today, 24,647 shares held in treasury were transferred to share scheme participants.  Following this change, National Grid’s registered capital from 18 January 2012 consists of 3,700,949,542 ordinary shares, of which 135,573,534 share are held as treasury shares; leaving a balance of 3,565,376,008 shares with voting rights.

The figure 3,565,376,008 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Thursday, 12 January 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 17,693 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 12 January 2012 consists of 3,695,423,129 ordinary shares, of which 135,598,181 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,559,824,948 shares with voting rights.

The figure of 3,559,824,948 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

9th January 2012

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 45,597 NG ordinary shares under the scheme was confirmed by the Trustee today, the shares having been purchased in the market on 9thJanuary, at a price of 617 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	21 Ordinary Shares

Andrew Bonfield	20 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,186,436 Ordinary Shares

Andrew Bonfield	498,780 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).